UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 1
(Rule 13d-1)

CHINA RUNJI CEMENT INC.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

338181100
(CUSIP Number)

Shouren Zhao, Chief Executive Officer
c/o China Runji Cement Inc.
Xian Zhong Town, Han Shan County
Chao Hu City, Anhui Province
People’s Republic of China

(011) 0086 565 4219871
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2008
(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina  28031
Tel:  (704) 584-0268
Fax:  (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shouren Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
	7	SOLE VOTING POWER 18,500,000
	8	SHARED VOTING POWER 7,500,000
	9	SOLE DISPOSITIVE POWER 18,500,000
	10	SHARED DISPOSITIVE POWER 7,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
14	TYPE OF REPORTING PERSON IN

Item 1.                      Security and Issuer.

This Statement on Schedule 13D amends that certain Statement on Schedule 13D filed with the Commission on November 19, 2007, by Shouren Zhao (“Mr. Zhao”), a citizen and resident of the People’s Republic of China.

This Statement relates to shares of common stock, $.0001 par value (the “Common Stock”), of China Runji Cement Inc., a Delaware corporation (the “Issuer”). At present, there are 78,832,064 issued and outstanding shares of Common Stock, and a total of 200,000,000 authorized shares of Common Stock.

The Reporting Person is Mr. Zhao, who is the Chairman, Chief Executive Officer and President of the Issuer. The Reporting Person is the beneficial owner of 18,500,000 shares of Common Stock in his own name, and the beneficial owner of an additional 7,500,000 shares of Common Stock owned by Wei Chu Meng, his wife, for a total beneficial ownership of 26,000,000 shares of Common Stock, representing 33.0% of the issued and outstanding Common Stock.

The Issuer’s principal executive offices are located at Xian Zhong Town, Han Shan County, Chao Hu City, Anhui Province, People’s Republic of China.

Item 2.                      Identity and Background.

a.             The name of the Reporting Person is Mr. Zhao.

b.	The business address of Mr. Zhao is Xian Zhong Town, Han Shan County, Chao Hu City, Anhui Province, People’s Republic of China. The registered office of Mr. Zhao is at the same address.

c.
Mr. Zhao’s principal business is acting as the Chairman, Chief Executive Officer and President of the Issuer,  and his principal business address is Xian Zhong Town, Han Shan County, Chao Hu City, Anhui Province, People’s Republic of China.  He is also the Chairman, Chief Executive Officer and President of Anhui Province Runji Cement Co., Ltd., the operating subsidiary of the Issuer.

d.	During the past five years, Mr. Zhao has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Mr. Zhao has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Zhao is a citizen and resident of the People’s Republic of China.

Item 3.                      Source and Amount of Funds or Other Consideration.

Pursuant to a Share Exchange Agreement, dated October 9, 2007 (the “Share Exchange Agreement”), Mr. Zhao transferred all of his share capital in Renji Cement Investment Company, Ltd., a British Virgin Islands corporation (“Renji Investment”), to the Issuer in exchange for the issuance of 55,000,000 shares of Common Stock, thus causing Renji Investment and its subsidiaries, Renji Cement Company Limited and Anhui Province Runji Cement Co., Ltd., to become direct and indirect wholly-owned subsidiaries of the Issuer.

Pursuant to a Stock Purchase Agreement, dated October 9, 2007 (the “Stock Purchase Agreement”), Mr. Zhao acquired 18,500,000 shares of Common Stock from Timothy Crottey, then the Chief Executive Officer of the Issuer, for a purchase price of $540,000 in cash.  The source of the cash was the personal funds of Mr. Zhao.

Item 4.                      Purpose of Transaction.

The purpose of the transaction was to consummate a reverse merger of Anhui Province Runji Cement Co., Ltd. (“Anhui Runji”) into the Issuer. On November 1, 2007, the parties to the Share Exchange Agreement and the Stock Purchase Agreement consummated the transactions contemplated thereby. At the closing of the Share Exchange Agreement the Issuer exchanged 55,000,000 shares of Common Stock for all of the share capital of Renji Investment. In addition, at the closing of the Stock Purchase Agreement, Mr. Zhao acquired 18,500,000 shares of Common Stock from Timothy Crottey.

In addition, pursuant to the terms and conditions of the Share Exchange Agreement:

•	Demand and piggy-back registration rights were granted to Mr. Zhao with respect to shares of the Company’s restricted common stock to be acquired by him at closing in a Regulation S offering.
•
On the Closing Date, the current officers of the Issuer resigned from such positions and the persons chosen by Anhui Runji were appointed as the officers of the Issuer, notably Shouren Zhao, as Chairman, CEO and President and Yichun Jiang as CFO.

•
On the Closing Date, Timothy Crottey resigned from his position as a director effective upon the expiration of the ten day notice period required by Rule 14f-1, at which time additional persons designated by Anhui Runji will be appointed as director of the Issuer, notably Liming Bi and Xuanjun Yang.

•	On the Closing Date, the Issuer paid and satisfied all of its “liabilities” as such term is defined by U.S. GAAP.

The foregoing description of the Share Exchange Agreement and the Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements which are filed as Exhibits 2.1 and 2.2 to a Form 8-K which was filed with the Commission on November 7, 2007.

On January 23, 2008, Mr. Zhao transferred 55,000,000 of his shares of Common Stock to twenty individuals consisting of family members and business associates who were all non-“U.S. Persons.” Mr. Zhao believes the Issuer’s restructuring is exempt from registration pursuant to Regulation S under the Securities Act of 1933, as amended.  Each of the transferees has signed a  form of Offshore Stock Purchase Agreement with Mr. Zhao, which contains representations, warranties and agreements with respect to compliance with Regulation S identical to the agreement attached as Exhibit 10.1 hereto.

Other than as heretofore described, Mr. Zhao does not have any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.                      Interest in Securities of the Issuer.

a.           After giving effect to the issuance  of 55,000,000 shares pursuant to the share exchange as described above, the Issuer has 78,832,064 shares of Common Stock issued and outstanding. At present, Mr. Zhao beneficially owns 26,000,000 shares of such Common Stock, representing 33.0% of the issued and outstanding Common Stock. Mr. Zhao disclaims any membership in a group within the meaning of Section 13(d)(3) of the Act.

b.           The following table indicates the number of shares as to which Mr. Zhao has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding

Mr. Zhao	18,500,000	23.5%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding

Mr. Zhao	7,500,000	9.5%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding

Mr. Zhao	18,500,000	23.5%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding

Mr. Zhao	7,500,000	9.5%

c.           Not applicable.

d.           None.

e.           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Refer to the discussion under Item 4, above, with respect to any contracts, arrangements, understandings or relationships between Mr. Zhao and between such persons and any person with respect to any securities of the Issuer.  Mr. Zhao represents that no such contracts, arrangements, understandings or relationships currently exist except as disclosed therein.

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description
10.1	Form of Offshore Stock Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHOUREN ZHAO

By: /s/ Shouren Zhao
Name: Shouren Zhao

Date: July 23, 2008